CryptoLogic Inc.

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2003

Dated May 6, 2004

TABLE OF CONTENTS

ITEM 1: INTRODUCTION	1
ITEM 2: CORPORATE STRUCTURE	1
Name and Incorporation	1
Intercorporate Relationships	2
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	2
Three-Year History	3
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS	4
General Description	4
Business and Marketing Strategies	5
Competition	7
New Products and Services	7
Intellectual Property	7
Seasonality	8
Employees	8
Risk Factors	8
Dividend	13
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION	14
Annual Financial Information	14
Quarterly Financial Information	15
Reporting Currency	15
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS	16
ITEM 7: MARKET FOR SECURITIES	16
ITEM 8: DIRECTORS AND OFFICERS	16
ITEM 9: ADDITIONAL INFORMATION	19

Item 1: INTRODUCTION

All dollar amounts in this Annual Information Form are in United States dollars, except where indicated otherwise. Effective January 1, 1998, the Company’s reporting is in United States dollars.

Certain general information contained in this Annual Information Form concerning the industry in which the Company operates has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Certain statements contained in this Annual Information Form constitute forward-looking statements. When used in this document, the words “may,” “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Item 2: CORPORATE STRUCTURE

Name and Incorporation

CryptoLogic Inc. (“CryptoLogic” or the “Company”) was formed by articles of amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the Amalgamation, Biroco Kirkland Mines Limited did not carry on active operations.

The Company’s registered office is located at 220 Bay Street, 7th Floor, Toronto, Ontario, Canada, M5J 2W4. The Company’s head office is located at 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4S 1Y5.

On June 28, 1996, the Company changed its name from “Inter.tain.net Inc.” to its current name, “CryptoLogic Inc.”

Intercorporate Relationships

The organizational structure of the Company and our operating subsidiaries (collectively, the “Subsidiaries”) as of December 31, 2003 is set forth below. For the remainder of this document, the consolidated operations of the Company and our Subsidiaries will be referred to collectively as “we”, “our”, the “Company” or “CryptoLogic,” unless otherwise specifically noted.

Note:

In all cases in the above chart, the parent company owns directly or indirectly, all of the issued and outstanding shares of the applicable subsidiary.

Item 3: GENERAL DEVELOPMENT OF THE BUSINESS

CryptoLogic is a leading software and services provider to the worldwide Internet gaming market. Our online gaming software and related proprietary e-commerce technology and support services enable secure, high-speed financial transactions over the Internet, and our leadership in regulatory compliance makes us one of very few companies with gaming software that is certified to strict standards similar to land-based gaming. As at December 31, 2003, through our wholly-owned subsidiary, WagerLogic Limited (“WagerLogic”), we license and support our Internet-based gaming software package to 11 licensees located around the world including a number of brand name and land-based gaming organizations in the United Kingdom, who hold Internet gaming licenses issued by governments where the licensees’ online gaming operations are domiciled.

Since inception in 1996, our software solutions have processed over $18 billion in secure online wagers for more than 1.7 million players in 240 countries worldwide.

Three-Year History

The global online gaming industry has grown from $3.0 billion in 2001 to $5.7 billion in revenues in 2003, and is forecast to rise to $7.5 billion in 2004. We are mindful that while online gaming continues to grow rapidly, we continue to operate in a challenging business environment faced with regulatory uncertainty including US efforts aimed at banning online gaming, restrictions by some US credit card processors, and heightened competition, which has created margin pressures.

Given the absence of legislative clarity in the US, international markets — Europe and particularly the United Kingdom — have become a core focus for CryptoLogic over the past three years. Our international strategy focuses on investing in and capitalizing on our relationships with leading, international brand name licensees in foreign markets that are embracing Internet gaming and represent attractive growth potential.

As the industry becomes increasingly competitive and sophisticated, we emphasize product diversification to leverage our core competency in online casino gaming to expand into large, emerging game segments such as poker and bingo that will drive incremental revenue.

CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry. We have sought and achieved certification of our software in strictly regulated jurisdictions. It is through this process that we maintain our reputation as the pioneer in online gaming and a trusted provider for licensees and their customers.

The introduction of new gaming products, heightened competition, restrictions on US credit card facilities, the prospect of legislature prohibitions on online gaming in the US, and the increasing sophistication of online customers, has required CryptoLogic to deliver expanded and enhanced products to our customer base in order to remain an industry leader. In order to accomplish this, considerable time and financial resources have been invested in our product development over the past three years.

The following summarizes key milestones the Company has achieved over the past three years that have been important to maintaining our stature as the leading public software company in the online gaming industry:

1.	International growth — CryptoLogic has achieved increasing geographic diversification as reflected in licensees’ international revenue growing to over 55% in 2003, up from approximately 40% in 2002 and approximately 30% in 2001. We work with some of the best international names in online and land-based gaming including William Hill, Littlewoods Gaming, InterCasino, The Ritz Club London Online, ukbetting and Betfair. We have developed a strong presence in the UK, where regulation of online gaming is expected to be legislated in the next 24 months. During 2003, WagerLogic also rationalized and reduced the number of licensees from 21 to 11 by our choice, in order to focus on quality versus quantity of licensees that yield the greatest “return on effort”.

2.	Market-oriented solutions — Although CryptoLogic pioneered the Internet gaming software industry, there has been increasing competition over the past three years. In order to remain an industry leader, we have invested significantly in research and development and service enhancements. In the last few years, we have released new poker and bingo products, and continued to expand and enhance our core casino software. These product releases have included new choices of popular slot and casino table games such as a potential million-dollar progressive slot, an integrated bingo/slot offering, a non-downloadable Java version of our casino product, and new currencies and new languages to appeal to broader gaming audiences worldwide and to enable our licensees to expand into new revenue and high-margin game segments. We also continued to expand our payment solution including new e-check/debit methods (Neteller, FirePay, TeleBuy, 900Pay, Citidel).

3.	Regulatory leadership — We are one of the few online gaming providers in the world to have our software certified in highly regulated jurisdictions comparable to land-based casino standards. This was achieved in Alderney and the Isle of Man. In order to achieve government approval in these jurisdictions, we were subject to extensive probity to ensure the integrity of our Company and key personnel, and our software was reviewed and certified by government-accredited independent testing organizations that audited our software to ensure fair and responsible gaming. In September 2003, CryptoLogic also listed and commenced trading on the Main Market of the London Stock Exchange to support our commitment to the highest level of transparency and compliance.

Trends

In order to remain competitive, CryptoLogic has had to devote increasing financial and human resources to meet the technological and regulatory challenges associated with remaining an industry leader. We anticipate that as product diversification and sophistication increases, our need to hire greater numbers of software and marketing specialists will increase, which will contribute to higher operating costs.

Should prohibitions on online gaming legislation be introduced in the United States, industry participants in this market may increasingly focus their business on our primary market in the UK, which could place further competitive pressures on our business.

Given the trend to regulate online gaming in Europe, the costs associated with carrying on business may increase as regulatory initiatives may require greater resources to meet changing compliance standards. While we presently meet the highest standards for compliance and certification in Alderney and the Isle of Man, changes in regulatory requirements, including regulatory fees and taxation, could impact on the costs of doing business.

Not all changes in the industry are foreseeable, but the growth of the industry and anticipated legislation will likely accelerate the need to offer comprehensive player solutions at an increasing rate.

Item 4: NARRATIVE DESCRIPTION OF THE BUSINESS

General Description

CryptoLogic is the largest public online gaming software company and a leader in the global Internet gaming industry. We trade on the Toronto Stock Exchange (symbol: CRY), Nasdaq National Market (symbol: CRYP) and the London Stock Exchange’s Main Market (symbol: CRP). Our software group is located in Canada, which provides software development, upgrades and technical support for WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic. WagerLogic provides licensing, marketing, e-cash management and customer support services for our Internet gaming software to third-party gaming operators around the world and is located in Cyprus and the United Kingdom.

As at December 31, 2003, we had 11 licensees located around the world including a number of brand name and land-based gaming organizations in the United Kingdom, who hold Internet gaming licenses issued by governments where the licensees’ online gaming operations are domiciled, principally in the Netherlands Antilles and Alderney, in the British Isles.

Substantially all of our revenue is of a recurring nature in that WagerLogic’s licensees pay an ongoing fee for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from the provision of software customization, e-cash processing and advertising services. Historically, we experience seasonality with slower sales in the third quarter, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

WagerLogic’s Internet gaming software and related proprietary e-commerce technology and services enable secure, reliable, efficient, and rapid financial transactions over the Internet. Our gaming solution comprises a total suite of more than 80 Internet-based slot and table casino games, multi-player bingo and player-to-player poker games in multiple languages (English, Spanish, Japanese, Chinese, French, German, Italian) and multiple currencies (US dollars, British pound sterling and Euros) with an integrated e-cash management system and 24/7 customer support. Our Internet game software package is available in both play-for-fun and play-for-cash mode.

Our Internet-based software and proprietary electronic commerce software products are used by licensees to create virtual casinos, bingo halls or poker rooms. The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino, bingo hall or poker room, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Our most popular casino games are also available on both the Java and Flash platforms, which provide an entertaining gaming experience without the wait of a large download.

Among other things, our software contains proprietary encryption features, which allow secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and e-cash transactions in real-time.

Our gaming solution is complemented by an integrated e-cash management system. We provide Internet-based electronic commerce support and technology to our licensee customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users. At present, we report and remit to our licensees the net transaction revenues less licensing and support fees payable to the Company (as outlined in the applicable licensing agreement). As the online gaming industry matures, our licensees may utilize their own e-cash systems to enable an integrated account of all their online offerings, which would have our licensees remit payment to us.

Utilizing our electronic commerce software, users can purchase electronic cash through a wide range of payment options — by credit card, debit card, electronic wallet, electronic check, transfer from their bank account, wire transfer, or personal check, or have the balance in their account returned through their credit card account, by check or their electronic wallet. Users of our electronic commerce software products are charged nominal fees for using this service.

We also provide 24/7 customer support in the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base, which is available to help players with technical questions or assistance with the gaming software and e-cash accounts.

It is our objective to continue to introduce innovative software products that appeal to broad segments of gaming audiences worldwide.

Business and Marketing Strategies

We intend to capitalize on the vast growth potential of the global online gaming industry — one of the fastest growing markets on the Internet. The global online gaming market is forecast to grow to $7.5 billion in revenue in 2004, up from $5.7 billion in 2003, according to River City Group, a consultancy group that provides independent research on the interactive gaming industry. Yet this forecast will constitute just over 3% of the estimated global land-based gaming revenue, suggesting vast market potential. We are mindful that while online gaming continues to grow rapidly, regulatory uncertainty remains and heightened competition is creating margin pressures. This is why we are and will continue to invest in our business to support our strategy.

We remain focused on product diversification in order to leverage our core competency in online casino gaming to expand into large, emerging lucrative game segments such as poker and bingo that will drive incremental revenue. The online poker market, in particular, is exhibiting dramatic growth, and offers excellent prospects for WagerLogic. Online poker has grown almost ten-fold in the past year with a current estimated annual run rate in revenue of over $900 million, up from $100 million in 2002 according to PokerPulse, an independent research group, which tracks the online poker industry.

Given the absence of legislative clarity in the US, near-term opportunities for online gaming continue to be largely outside North America. Our international strategy will continue to focus on investing in and capitalizing on our relationships with leading, international brand name licensees in foreign markets that are embracing Internet gaming and representing attractive growth potential.

CryptoLogic’s management has outlined a focused strategy of global market and product expansion to advance our long term growth. As a result, we are growing revenues, building long term customer relationships with some of the most trusted gaming companies in the world, and producing cash earnings in light of a developing and challenging business environment.

Our strategy is based on three core imperatives:

1.	International Diversification — by sustaining key sources of revenue and maximizing profitability through international growth with existing and new customers;

2.	Market-Oriented Solutions — by enhancing our product offering to create value for customers and drive incremental revenue; and

3.	Regulatory Leadership — through our commitment to the highest standards of transparency and regulatory compliance.

As well, we evaluate from time to time strategic alliances and acquisitions that would accelerate our development and entry into new games, channels and markets that will strongly position us for future growth.

We currently market our technology and services through a select marketing strategy whereby a senior sales team based in London, England, identifies key potential customers that meet our licensee profile, and then contacts such prospects directly. We also participate in industry trade shows around the world to generate new sales prospects, and respond to referrals from existing customers and other industry participants.

We do not limit our marketing and advertising efforts to particular jurisdictions. However, the US market continues to face challenges, given legislative uncertainty arising from prohibition initiatives. Therefore, we are leveraging our strong international presence in the UK to expand our sales and marketing efforts into high-potential markets, particularly Europe and Asia — regions that are experiencing a growing Internet population and more favourable attitudes towards gaming as well as pursuing opportunities in large, emerging game segments such as poker and bingo.

Our plans in Europe and Asia include multi-language and multi-currency versions — both actively marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base.

While Asia offers large market potential, fragmented legislation and no single popular payment form mean higher barriers to entry. We are attending Asian-Pacific trade shows and identifying local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations. We will continue to pursue opportunities in this market that will generate an appropriate return.

Competition

Although online gaming is a fast-growing industry, it is becoming increasingly competitive and sophisticated. River City Group, a consulting firm focused on the online interactive gaming industry, suggests that the global market for online gaming, which comprises casino games, sports betting, bingo, poker and lotteries, will rise to $7.5 billion in annual gaming revenue in 2004, up from $5.7 billion in 2003. Equally dramatic is the number of Internet gaming sites, now up to more than 1,800 according to Bear Stearns.

Licensees of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the emerging development of the industry and the multitude of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become competitors of CryptoLogic. Increased competition from current and future competitors and increased expenditures has and will result in the reduction of margins, or could result in the loss of market share.

The global nature of Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices.

New Products and Services

In 2003, we capitalized further on our most recent poker and bingo products, with both existing and new licensees adding these new product offerings, which enable them to participate in these emerging and high-growth game areas. Bingo’s social and entertaining experience appeals to the casual player and potentially to a larger mainstream audience than traditional casino products. Poker is the world’s most popular card game and a large high-growth market for the Internet. We have seen growth in both our bingo and poker, but more particularly in poker. In just over one year, fees from these two products together rose to over 10% of 2003 revenue. This compares with under 1% in 2002. Today, seven major licensees use our solution and are benefiting from increased player traffic and revenue growth.

We continue to expand our game suite and introduce new casino product themes and variations. New games help re-energize players and drive increased revenue for our licensees. During 2003, we released more than 10 new choices of the popular casino games including Single Deck and Multi-Split Blackjack, an enhanced European Roulette, a new series of 9-Line slots, a multi-currency Blackjack jackpot game, a new potential million-dollar progressive slot and an integrated bingo/slot offering.

We continue to enhance our payment solution toward our goal of offering our customers’ players the broadest range of payment options for increased choice and convenience and to help our licensees grow profitable Internet businesses. In 2003, we launched new e-check and debit methods (Neteller InstaCash, Citadel), easier integration with our Web Ecash, expanded fraud controls including third-party address and credit card verifications and negative databases as well as enhanced player usability.

Intellectual Property

As a leading software developer in the Internet gaming industry, our business is based on licensing our gaming software and related proprietary e-commerce technology and support services through WagerLogic. Licensing contracts generally extend from 3 to 5 years and have renewal provisions, which provides us with a long term recurring revenue stream. We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that much of our competitive position is dependent upon our ability to protect our proprietary information. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. Our source codes are proprietary to us and we protect the source code versions of our products as trade secrets and unpublished copyrighted works. Our source code is deposited with a third party escrow agent in the UK. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have copied or otherwise obtained and used information that we regard as proprietary or could also in the future.

At the present time, we do not possess any patent or copyright registrations in Canada, the United States or any other jurisdiction. However, our Company and subsidiaries have trademarks in certain jurisdictions and are in the process of applying for further trademark registrations, which would provide such protection in relevant jurisdictions. Certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Seasonality

Historically, we have experienced slower sales in the third quarter, as the use of the Internet is not as strong in the summer months, when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Employees

As at December 31, 2003, our Company, including our subsidiaries, employed 175 people, with 135 employees located in Canada and 40 located internationally. More than 80% of our staff is dedicated to development, compliance, sales, marketing and customer support.

Our ability to attract and retain highly skilled technical, sales and marketing and management personnel and a multi-lingual customer support staff is one of the key factors in our success.

We anticipate that as the demand for gaming options and the quality of products increases, additional staffing requirements will need to be met to remain competitive.

Risk Factors

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Annual Report the Company files with various Securities Commissions.

Industry Risks

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees operate under online gaming licenses issued by governments in two jurisdictions, Alderney and Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and/or have adopted or are in the process of considering legislation to regulate Internet gaming.

Currently, the UK is establishing a regulated market for online gaming. The Isle of Man and Alderney — both in the British Isles — are already fully regulated environments for Internet gaming, based on high standards consistent with land-based gaming. The British government is currently drafting legislation to create a regulated and licensed jurisdiction for Internet gaming.

Opposing views are developing in Europe. Some European countries, including Italy, Germany and Holland where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these member states are in contrast with a recent favourably-viewed ruling from the European Court of Justice that challenged member state monopolies and have prompted the European Commission to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC’s goal to encourage a free and open cross-border market.

As companies and consumers involved in Internet gaming, including our licensees and their players, are located around the globe, there is uncertainty regarding which government has authority to regulate or legislate the industry. However, legislation and legal action designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions.

Future decisions may have a material impact on our operations and financial results. Existing legislation, including US federal and state statutes, have been and could continue to be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk governmental authorities may view us or our licensees as having violated such statutes. Therefore, there is a risk that legal proceedings could be initiated against us, our licensees, Internet service providers, credit card processors and others involved in the Internet gaming industry. This could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

Given the legislative uncertainty particularly in the US, we are focused on increasing our international diversification in global markets that embrace online gaming. Nevertheless, there can be no assurances that additional legislation or the burdens associated with complying with them will not be proposed and passed in the United States or in other potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry.

Credit Card Processing

Since December 2001, certain financial institutions in the US ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legislation of Internet gaming in that country. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced in lower revenues in 2002. There can be no assurance that other financial institutions or credit card issuers in the US and/or other countries will not enact additional restrictions. Such developments would have a material adverse effect on our business, revenues, operating results and financial condition. However, this risk may be mitigated with ongoing expansion of our alternate payment solutions and our strategy to expand in Europe.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. As well, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. However, the application of such pre-existing Canadian, US and international laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Business Risks

E-commerce Adoption

The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. The marketplace for electronic commerce is in the development stage, and is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on our operations and financial results.

Internet Viability and Infrastructure

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on us by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favorably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not developed, if the Internet is no longer a viable commercial marketplace, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect the growth of Internet usage, and our business, revenues, financial condition and operating results will be materially adversely affected, and we may be forced to cease operations.

End-users of our software depend on Internet service providers, online service providers and gaming site operators for access to the Internet gaming sites operated by our licensees and their competitors. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems or our licensees. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which could materially adversely affect our business, revenues, operating results and financial condition.

Also, the increasing presence of viruses and cyber attacks may affect the viability and infrastructure of the Internet.

Market Demand

Both the Internet and Internet gaming industries are relatively new industries that continue to rapidly evolve and are characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a high level of uncertainty. There can be no assurance that gaming on the Internet will become widespread.

Substantially all of our revenues to date have been derived from the licensing of our Internet gaming software and the support of our associated services through our licensing subsidiary. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors or competitive products or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions/attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties

Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees’ customers and servers to communicate with each other. If all of the ISPs experienced service interruptions, it would prevent communication over the Internet and would impair our ability to carry on business.

Our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we have developed and tested a formal disaster recovery plan. Nevertheless, any system failure, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Dependence on Licensees

In fiscal 2003, our top 5 licensees accounted for approximately 93% of our total revenue, a similar concentration to 2002, although representing a different mix of licensees. In addition, a large majority of key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license in their respective jurisdiction or a material change in the terms of their license agreements could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks

As a result of increasing player deposit levels, we are subject to higher exposure to chargebacks. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated by that end user. While the Company has a provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions and our relationship with credit card providers.

Foreign Operations

A significant portion of our revenues is derived from licensing and support fees in foreign countries. The Company and our licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, others have demonstrated acceptance of such activities. Currently, more than 70 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming according to the River City Group.

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we or our subsidiaries operate, and in which our licensees’ customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

Our ability to expand our business in certain countries will require modification of our products, particularly domestic language and currency support. Once a licensee has posted its gaming site on the Internet, the site is available to users around the world.

However, there can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including US dollars, British pound sterling, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We utilize a hedging program to mitigate our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees

Our future success is dependent on certain key management and technical personnel. The loss of them or the inability to attract and retain highly qualified staff and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that puts pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses or our inability to manage or build future growth efficiently could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we may make acquisitions of or significant investments in businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by common risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential disruption of management from our business; the inability of management to maximize the financial and strategic position of our company or returns from the investment or acquired businesses; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new management personnel.

Stock Volatility

The market price of our common shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors affecting us and our competitors, such as proposed Internet gaming legislation or enforcement of existing laws, the announcement of new products or enhancements, innovation, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the Nasdaq National Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares and an investment in our common shares may be difficult to realize. In addition, the availability of three markets in which our shares may trade may cause liquidity to become fragmented.

Dividend

On September 11, 2003, CryptoLogic’s Board of Directors adopted a quarterly dividend policy, the first ever in our history. The Board declared our inaugural quarterly dividend of $0.03 per common share, paid on November 24, 2003 to shareholders. A quarterly dividend of $0.03 per common share was paid to shareholders on March 15, 2004. On May 6, 2004, our Board declared the next quarterly dividend of $0.03 per share, payable June 15, 2004 to shareholders of record as at June 8, 2004. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

Item 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

The following selected consolidated financial information is qualified by reference to and should be read in conjunction with the section entitled “Management’s Discussion and Analysis” and the consolidated financial statements contained in our Annual Report for the year ended December 31, 2003. The following table presents selected financial information for each of our three most recent financial years of on a consolidated basis:

(In thousands of US dollars, except per share data)	Audited
For the years ended December 31	2003	2002	2001
Financial Data
Revenue	$44,211	$34,427	$43,550
Interest and other income	691	672	2,215
Earnings before special charge	9,441	7,728	18,078
Earnings (loss)	9,441	(2,129)	18,078
EBITDA(1)	11,496	8,609	17,422
Operating cash flow	38,700	9,431	18,123
Cash, equivalents and short term investments	60,757	24,517	39,559
Working capital	44,733	35,812	54,283
Total assets	86,066	52,530	68,445
Long term debt	Nil	Nil	Nil
Shareholders’ equity	50,546	41,096	61,089
Per Share Data
Before special charge, net of tax:
Earnings per share (basic)	$0.77	$0.63	$1.33
Earnings per share (diluted)	$0.75	$0.60	$1.21
After special charge, net of tax:
Earnings (loss) per share (basic)	$0.77	$(0.17)	$1.33
Earnings (loss) per share (diluted)	$0.75	$(0.17)	$1.21
Basic weighted average number of shares (000’s)	12,245	12,257	13,567
Diluted weighted average number of shares (000’s)	12,604	12,879	14,944
Quarterly dividend per share	$0.03	Nil	Nil

(1)	Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

(In thousands of US dollars)	2003	2002	2001
Earnings (loss)	$9,441	$(2,129)	$18,078
Income taxes (recovery)	1,213	(82)	1,206
Special charge	—	10,506	—
Interest and other income	(691)	(672)	(2,215)
Amortization	1,533	986	353

EBITDA	$11,496	$8,609	$17,422

Quarterly Financial Information

The following tables set out selected unaudited financial information of our Company on a consolidated basis for the last eight quarters.

Summary of Quarterly Results

Fiscal 2003 Quarters(2)	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)
Revenue	$8,901	$10,826	$10,944	$13,540	$44,211
Stock option expense	58	105	127	148	438
Interest income	161	174	196	160	691
Earnings	1,773	2,478	2,157	3,033	9,441
Before stock option expense:
Basic earnings per share	$0.15	$0.21	$0.19	$0.26	$0.81
Diluted earnings per share	$0.15	$0.21	$0.18	$0.25	$0.78
After stock option expense:
Basic earnings per share	$0.15	$0.20	$0.18	$0.25	$0.77
Diluted earnings per share	$0.15	$0.20	$0.17	$0.23	$0.75
Basic weighted average number of shares (000’s)	12,206	12,237	12,256	12,280	12,245
Diluted weighted average number of shares (000’s)	12,216	12,395	12,696	12,972	12,604

(2)	Fiscal 2003 results have been restated for the retroactive adoption of the stock option expense.

Fiscal 2002 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)
Revenue	$8,664	$8,890	$8,004	$8,869	$34,427
Interest and other income	175	151	164	182	672
Net income before special charge	2,204	2,031	1,302	2,191	7,728
Earnings (loss)	2,204	(7,826)	1,302	2,191	(2,129)
Before special charge, net of tax:
Basic earnings per share	$0.18	$0.17	$0.11	$0.18	$0.63
Diluted earnings per share	$0.16	$0.16	$0.11	$0.18	$0.60
After special charge, net of tax:
Basic earnings (loss) per share	$0.18	$(0.65)	$0.11	$0.18	$(0.17)
Diluted earnings (loss) per share	$0.16	$(0.65)	$0.11	$0.18	$(0.17)
Basic weighted average number of shares (000’s)	12,210	12,092	12,317	12,211	12,257
Diluted weighted average number of shares (000’s)	13,569	13,100	12,338	12,211	12,879

Reporting Currency

On February 9, 1999, we announced we would be reporting all future financial information in US dollars, including the financial information contained in our 1998, 1999 and 2000 annual reports.

Item 6: MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis is contained in our Annual Report for the year ended December 31, 2003 on pages 16 to 31 and is incorporated by reference in this Annual Information Form.

Item 7: MARKET FOR SECURITIES

Our common shares have been listed and posted for trading on The Toronto Stock Exchange since September 30, 1998 under the symbol “CRY”, on the Nasdaq National Market since March 20, 2000 under the symbol “CRYP”, and on the Main Market of the London Stock Exchange since September 15, 2003 under the symbol “CRP.” For additional information regarding our common shares, refer to Note 7, Capital Stock, and on page 47 of the 2003 Annual Report.

Description of Share Capital

Our authorized capital consists of an unlimited number of common shares. As of December 31, 2003, there were 12,300,397 common shares issued and outstanding.

The common shares entitle holders to one vote per share at all shareholder meetings. Common shareholders are also entitled to receive any dividends declared by the Board of Directors.

Item 8: DIRECTORS AND OFFICERS

The names of the directors and senior officers of our Company at May 6, 2004, their municipalities of residence, their respective positions with our Company and the date upon which they were first elected as a director or officer of CryptoLogic are set out in the below tables:

			Common
		Date of First	Shares Held
Name and Municipality		Election as	as at May 6,
of Residence	Principal Occupation	Director(5)/Officer	2004(6)
Robert H. Stikeman(2)(4) Toronto, Ontario	• Chairman of the Board and Director of the Company • Partner, Stikeman, Graham, Keeley & Spiegel LLP (a law firm)	March 7, 1996	5,000

Lorne Abony(1)(2)(4) Toronto, Ontario	• Director of the Company • CEO, CES Software plc (a technology company)	May 1, 2003	36

Randall Abramson(1)(3)(4) Toronto, Ontario	• Director of the Company • Vice President, Strategic Capital Partners Inc., and CEO of its affiliate, Strategic Advisors Corp. (portfolio investment firms)	May 1, 2003	8,350

Stephen H. Freedhoff, CA, CFP(1)(3)(4) Toronto, Ontario	• Director of the Company • Self-employed consultant	May 1, 2003	2,000

Edward L. Greenspan, Q.C.(2)(3)(4) Toronto, Ontario	• Director of the Company • Senior partner, Greenspan, White (a law firm)	May 1, 2003	Nil

			Common
		Date of First	Shares Held
Name and Municipality		Election as	as at May 6,
of Residence	Principal Occupation	Director(5)/Officer	2004(6)
Lewis N. Rose(4)(7) Toronto, Ontario	• Director of the Company • President and CEO of the Company	July 15, 2002	25,000

James A. Ryan Toronto, Ontario	• CFO of the Company	January 22, 2002	12,100

Michael Starzynski Toronto, Ontario	• CTO of the Company	March 17, 2003	Nil

Serguei Bourenkov(8) Toronto, Ontario	• VP, Research & Systems Architecture	January 14, 2003	34,379

A. J. Slivinski Toronto, Ontario	• VP, Business Development	January 14, 2003	Nil

Marilyn Shabot Toronto, Ontario	• VP, Human Resources	January 14, 2003	869

John FitzGerald Toronto, Ontario	• General Counsel	May 1, 2003	Nil

Karim Virjee Toronto, Ontario	• Director, Systems, Security & Network	August 26, 2003	869

Jenifer Cua Toronto, Ontario	• Director, Treasury	November 4, 2003	1,869

Notes:
(1)	Member of audit committee.
(2)	Member of corporate governance & compliance committee.
(3)	Member of compensation committee.
(4)	Member of nominating committee.
(5)	Each director is elected annually to hold office until the next annual meeting of shareholders.
(6)	Common shares beneficially owned, directly or indirectly, or exercised control or direction over by director or officer.
(7)	Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and appointed President and CEO on March 7, 2003.
(8)	Serguei Bourenkov was Director, Product Development in 2002, having joined CryptoLogic as one of the founding employees in 1996. He was appointed Vice President, Research & System Architecture on January 14, 2003.

As of May 6, 2004, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 1% of the issued and outstanding Common Shares of the Company.

Descriptions of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 2002 and also serves as the Company’s Secretary. He has been a partner for the past 16 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman plays a key role in guiding CryptoLogic’s legal and compliance strategies since 1996. He is also Chairman of the Company’s Compliance and Nominating Committees.

Lorne Abony is Chief Executive Officer of CES Software plc since July 2002, an AIM listed company on the London Stock Exchange. Prior to CES, Mr. Abony was a venture partner at Elucid Technology Ventures, a private equity and venture capital firm based in New York, from 2000 to 2002. Before joining Elucid, Mr. Abony was the founder and President of Petopia from 1998 to 2000, which was an online pet food and supplies company that raised in excess of $100 million in venture capital. Petopia was sold to Petco in November 2000. Mr. Abony is a member of the Law Society of Upper Canada and formerly practiced corporate and securities law at a large Toronto law firm.

Randall Abramson is co-founder and Vice President of Strategic Capital Partners Inc. and co-founder and Chief Executive Officer of its affiliate, Strategic Advisors Corp., both Toronto-based portfolio management firms for high net worth individuals and institutions. Prior to founding Strategic Capital and Strategic Advisors, Mr. Abramson was a portfolio manager and analyst at wealth management firm, Connor Clark & Company Ltd. from 1996 to 1998, and prior thereto, was a portfolio manager and analyst at institutional money manager, Hodgson Roberton Laing Limited from 1991 to 1996.

Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff is also Chairman of the Company’s Audit Committee.

Edward L. Greenspan, Q.C., L.L.D., D.C.L., is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970, and received his Queen’s Counsel in 1982. Mr. Greenspan taught law at the University of Toronto Law School for approximately 28 years. He has been involved in some of the most high profile cases in Canada. Mr. Greenspan was a Director of Alliance Communications Corp. from June 1993 to September 1998. Mr. Greenspan is also Chairman of the Company’s Compensation Committee.

Lewis N. Rose, CA was appointed Interim President and Chief Executive Officer on July 15, 2002, and was appointed President and Chief Executive Officer on March 7, 2003. Mr. Rose was also appointed to the Board on May 1, 2003. He has two decades of experience in the consumer products, entertainment and financial services sectors in leadership roles at some of North America’s best-known companies. From 2000 to 2002, he was CEO of E-TV Interactive Technologies Inc., a private interactive technology company. From 1998 to 2000, he was President and a Director of Alliance Atlantis Communications Inc., one of the largest publicly traded television and film entertainment companies in Canada, and President and a Director of its predecessor, Atlantis Communications Inc., from 1997 to 1998. Mr. Rose was previously Chief Financial Officer and a Director of Maple Leaf Foods Inc., the largest publicly traded food-processing company in Canada, and President of Maple Leaf’s Grocery Products Division. Before that, Mr. Rose was Assistant Vice President in the Merger and Acquisition Group of Wood Gundy Inc., now CIBC World Markets.

James A. Ryan, CA was appointed Chief Financial Officer on January 22, 2002. A Chartered Accountant with more than 17 years of operational and financial management experience, Mr. Ryan brings experience in acquisitions, divestitures, debt and equity financing, financial intermediation, corporate restructuring and investor relations. Prior to joining CryptoLogic, he was Chief Financial Officer and Secretary of Procuron Inc., an Internet business-to-business marketplace company, from 2000 to 2002. From 1996 to 2000, he was Chief Financial Officer, Secretary and Director of Systems Xcellence, a publicly traded software development company in the healthcare transaction processing market. Mr. Ryan also was previously Vice President of Business Development of MetCan Information Technologies Inc., and Vice President and Chief Financial Officer of Epson Canada Limited, the Canadian affiliate of global technology company, Seiko Epson Corporation.

Michael Starzynski was appointed Chief Technology Officer on March 17, 2003, and has more than 20 years of global information technology experience in both the telecommunication and financial services sectors at some of North America’s largest companies as well as leading entrepreneurial organizations. From 2000 to 2003, he was Chief Technology Officer of Financial Models Company, a leading provider of investment management systems and services. From 1998 to 2000, he was Chief Technology Officer of SRG Software Inc., a software and consulting services company. Previous positions included Chief Technology Architect at CGI Canada and a 13-year career at Bell Canada, Canada’s leading telecommunication service provider.

Serguei Bourenkov was appointed Vice President, Research & Systems Architecture on January 14, 2003 and has more than a decade of software development and technical expertise. He joined CryptoLogic in 1996 after moving to Canada from Moscow, Russia. His career has spanned development of an equity fund management system, medical 3D visualization software and computer games as well as a currency trading system for Russia’s major bank. He also worked at the Institute of Acoustics in Russia modeling long-range underwater sound propagation, signal processing and 3D-graphics.

A.J. Slivinski was appointed Vice President of Business Development on January 14, 2003, and brings more than 15 years of North American and international experience in sales and marketing. From 1998 to 2002, he has held senior business development positions at Maple Leaf Consumer Foods Inc., the largest publicly traded food-processing company in Canada. Most recently, he was Director of Emerging Markets at Maple Leaf Consumer Foods. As Vice President of International Sales and Marketing at Luigino’s Inc. from 1996 to 1998, Mr. Slivinski managed a multi-million dollar business unit and developed new international opportunities.

Marilyn Shabot was appointed Vice President, Human Resources on January 14, 2003, having joined CryptoLogic in March 2002 as Director, Human Resources. Ms. Shabot brings more than 15 years in human resources with extensive experience in recruiting at all levels, department set-up, policy development, group benefit design, training assessment and implementation, and employee relations. From 2000 to 2002, she was Manager of Human Resources with Documentum Canada (The Bulldog Group Inc.), a leading provider of content management solutions. From 1997 to 2000, Ms. Shabot was Manager of Human Resources with Simcoe Parts Service Inc., an affiliate of Honda Canada Manufacturing.

John FitzGerald was appointed General Counsel on May 1 2003. Prior to joining CryptoLogic, Mr. FitzGerald held the positions of Chief Operating Officer and General Counsel at Ball Brewing Company Limited from 2001 to 2002. In 1998, he began his legal career with the law firm Fasken Campbell Godfrey, now Fasken Martineau, focusing primarily on mergers and acquisitions and public finance. In 1998 while at Fasken Martineau, Mr. FitzGerald was seconded to the Ontario Securities Commission.

Karim Virjee is Director, Systems, Security and Networks. He joined CryptoLogic in October 2001 as Director of Security and Systems Design, and assumed increasing responsibilities to include Network Infrastructure and Operations as well appointed Security Officer in August 2003. Mr. Virjee brings more than 18 years in IT systems, security and network design and management experience. Prior to joining CryptoLogic, Mr. Virjee was Senior Director, Engineering and Senior Security Architect at Datawire Communications Network. From 2000 to 2001, he was Senior Manager and Security Architect for E-Business at Nortel Networks, a leading Canadian provider of communications technology and infrastructure. Mr. Virjee has lectured on network security and data communication from 1999 to 2000 at Seneca College, concurrent with his position as Architect and Manager of Network Security for Intria-HP Inc.

Jenifer Cua, CGA is Director, Treasury and was appointed as an officer of CryptoLogic on November 4, 2003. She joined CryptoLogic in May 1998 as Senior Accountant and held the position of Corporate Controller from 2000 to 2002. Ms. Cua has 10 years of accounting and controller experience and is responsible for the Company’s treasury management, budgeting, forecasting and fraud management functions.

Item 9: ADDITIONAL INFORMATION

Additional information regarding the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company’s information circular dated April 13, 2004 in respect of the Company’s annual and special meeting of shareholders to be held on May 11, 2004. Additional financial information is provided in the Company’s comparative consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003 is provided in the Company’s 2003 Annual Report.

Copies of the above documents and additional copies of this Annual Information Form may be obtained upon request by contacting the Company’s Investor Relations Department at head office located at 1867 Yonge St., 7th Floor, Toronto, Ontario, Canada, M4S 1Y5, telephone: 416-545-1455, fax: 416-545-1454, e-mail: investor.relations@cryptologic.com and have been filed and are available on SEDAR (www.sedar.com).